

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

November 4, 2008

Kene Ufondu
Chief Executive Officer
Dove Energy Inc.
Suite 700, 205 5th Avenue, SW
Calgary, Alberta, TP2 2V7
Fax: (403) 206-7817

   Re: **Dove Energy Inc.**
     Registration Statement on Form 20-F
     Filed October 29, 2008
     File No. 0-53479

Dear Mr. Ufondu:

   This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the Form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain a comparable deficiency.

Financial Statements, page 51

 1. Please provide interim financial statements covering at least the first six months of the current fiscal year. See Item 8.A.5. of Form 20-F.

   Direct questions to Sean Donahue at (202) 551-3579, or in his absence, Mike Karney at (202) 551-3847.

        Sincerely,

        H. Roger Schwall
        Assistant Director